Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Formation/Incorporation State

BLI, LLC	Nevada

Glimpse Lenses, LLC	Nevada

Sector 5 Digital, LLC	Nevada

Brightline Interactive, Inc.	Nevada